UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Praxsyn Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

704159 102
(CUSIP Number)

Daniel T. Zagorin
10 E. Delaware Place, 26E
Chicago, IL 60611
773-456-9682
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 24, 2010 - March 17, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 704159 102






1.
Name of Reporting Person
I.R.S. Identification No. of Above Persons (entities only)






Daniel T. Zagorin



2.
Check the Appropriate Box if Member of a Group






3.
SEC Use Only









4.
Source of Funds






PF



5.
Check if Disclosure of Legal Proceeding is Required Pursuant to Items
2(d) or 2(e)









6.
Citizenship or Place of Organization






Illinois, U.S.A.




7.
Sole Voting Power:





34,885,662

8.
Shared Voting Power: 0


9.
Sole Dispositive Power:

34,885,662 (1)



10.
Shared Dispositive Power:





0


11.
Aggregate Amount Beneficially Owned by Each Reporting Person: 34,885,662 (1)



12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares









13.
Percent of Class Represented by Amount in Row (11):


13.57%






14
.. Type of Reporting Person:





IN



Item 1.  Security and Issuer

Praxsyn Corporation
855 El Camino Real, Suite 13A-184
Palo Alto, CA 94301

This statement is filed with respect to the shares of common stock, no par value (the "Common Stock") of Praxsyn Corporation (the "Issuer"), beneficially owned by Daniel T. Zagorin, indirectly through the Daniel T. Zagorin Declaration of Trust dated November 2, 2006 as of May 19, 2014.

Item 2.  Identity and Background

(a)	Daniel T. Zagorin.
(b)	10 East Delaware Place, 26E
        Chicago, IL 60611

(c)	Present principal occupation:  Futures trader

(d)	During the last five years, Mr. Zagorin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Zagorin was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Zagorin is a U.S. citizen.

Item 3.  Source and Amount of Funds or Other Consideration

Personal assets.

Item 4.  Purpose of Transaction

Mr. Zagorin purchased the shares for investment purposes. Mr. Zagorin has no plans or proposals which relate or would result in any of the following: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (c) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (d) any material change in the present capitalization or dividend policy of the issuer; (e) any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (f) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (g) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (i) any action similar to any of those enumerated above. Mr. Zagorin intends from time to time, to acquire additional securities of the issuer and/or dispose of securities of the issuer in compliance with applicable laws, although he currently has no plans or proposals to do so.

Item 5.  Interest in Securities of the Issuer

Mr. Zagorin owns 34,885,662 shares (representing 13.7% of the outstanding stock) indirectly through the Daniel T. Zagorin Declaration of Trust dated November 2, 2006. Mr. Zagorin is the sole trustee of said trust. Mr. Zagorin has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of said shares. On March 17, 2014, Mr. Zagorin purchased 7,441,584 shares of the Issuer's common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Mr. Zagorin owns all of his shares indirectly through the Daniel T. Zagorin Declaration of Trust dated November 2, 2006 I.R.S. Identification No. 320-54-7541. Except for the aforesaid Trust, Mr. Zagorin has no other contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

Not applicable.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete, and correct.

Date: May 19, 2014

By:
/s/ Daniel T. Zagorin


Name: Daniel T. Zagorin




(1) From time to time since 2010, Mr. Zagorin purchased shares of the Issuer's Common Stock (and an 8% convertible debenture due 2013), from the Issuer in transactions pursuant to Regulation D that were exempt from the securities registration requirements. In addition, Mr. Zagorin purchased shares of the Issuer's Common Stock on the open market. On November 3, 2010, Mr. Zagorin filed Form 3 disclosing ownership of 4,000,000 shares of Common Stock and an 8% Debenture convertible into Common Stock on September 13, 2013. On January 17, 2011, the 8% debenture was converted into 1,276,575 shares of the Issuer's Common Stock. As of December 31, 2011, Mr. Zagorin owned 7,444,078 shares of Common Stock. As of December 31, 2012, Mr. Zagorin owned 27,444,078 shares of Common Stock. On March 17, 2014 Mr. Zagorin purchased 7,441,584 shares at a price of 6.7 cents per share. As of May 19, 2014, Mr. Zagorin owns 34,885,662 shares of Common Stock, representing 13.57% of the outstanding stock.